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                                                                    Exhibit 99.3

FOR IMMEDIATE RELEASE                                CONTACT:
-----------------------------------------------------Sean Wheatley
                                                     Factory Card & Party Outlet
                                                     630-579-2164
                                                     Swheatley@factorycard.com


                                                     Cindy Pettersen
                                                     Schafer Condon Carter
                                                     312-755-5072
                                                     Cpettersen@sccadv.com


                           FACTORY CARD & PARTY OUTLET
                        ANNOUNCES SECOND QUARTER RESULTS

NAPERVILLE, IL (September 16, 2002) - Factory Card & Party Outlet Corp. (FCPO.OB) reported results for second fiscal 2002 quarter ended August 3, 2002.

Net sales for the quarter ended August 3, 2002 increased 4.8 percent to $59.7 million, compared with $57.0 million in the second quarter last year. Comparable store sales for second quarter increased 5.6 percent. Net sales for the first half of 2002 increased 4.9 percent to $118.8 million, compared with $113.2 million in the first half of 2001. Comparable sales for the first half increased
5.9 percent.

Net income for the second quarter 2002 was $1.98 million, or $1.35 per share. Last year the Company reported second quarter net income of $1.17 million. Earnings before, interest, income taxes, depreciation and costs related to the Company's reorganization (EBITDAR) for the second quarter, 2002 was $4.1 million compared with $4.8 million for the second quarter last year. The decline was primarily attributed to increased insurance, remodeling, and severance costs. For the first half of 2002 EBITDAR was $6.6 million, compared with $6.4 million for the first half last year.

"We continue to achieve positive sales momentum in a difficult retail environment," said Gary Rada, President & Chief Operating Officer of Factory Card & Party Outlet.

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"Our organization is focused on profitable sales, as we position the company for growth," Rada added.

A comparison of net income and earnings per share for the period subsequent to April 6, 2002 (effective date of the consummation of the plan for reorganization for accounting purposes), to prior periods would not be meaningful due to significant reorganization cost, gains related to extinguishment of unsecured creditors' claims and fresh start accounting adjustments and capital structure changes related to the Company's previously announced emergence from Chapter 11. The Company's business is highly seasonal, with operating results varying significantly from quarter to quarter. The results reported herein should be read in connection with the Company's Second Quarter Form 10-Q filed today with the Securities and Exchange Commission.

Factory Card & Party Outlet, (www.factorycard.com) based in Naperville, Illinois, operates 171 Company-owned retail stores in 20 states, offering a vast assortment of party supplies, gifts, greeting cards, gift-wrap, and other special occasion merchandise at everyday value prices.

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, year-end adjustments and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements express or implied by such forward-looking statements.

In general, the results, performance or achievements of the Company and its stores and the value of the Company's common stock are dependent upon a number of factors including, without limitation, the dependence on key personnel; competition, ability to anticipate merchandise trends and consumer demand; ability to maintain relationships with suppliers; successful implementation of information systems; successful handling of merchandise logistics; inventory shrinkage; ability to meet future capital needs; governmental regulations; and other factors both referenced

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and not referenced in the Company's filings with the Securities and Exchange
Commission.




                        FACTORY CARD & PARTY OUTLET CORP.
                                 AND SUBSIDIARY

                 Condensed Consolidated Statements of Operations
              (Dollar amounts in thousands, except per share data)
                                   (Unaudited)


                                                     Successor     Predecessor    Successor     Predecessor    Predecessor
                                                      Company       Company        Company       Company         Company
                                                    -----------    -----------    ---------     -----------    -----------
                                                       Three          Three          Four           Two        Six Months
                                                      Months         Months         Months        Months          Ended
                                                       Ended          Ended          Ended         Ended        August 4,
                                                     August 3,      August 4,     August 3,       April 6,        2001
                                                       2002           2001          2002            2002
                                                    -----------    -----------    ----------    -----------    -----------
Net sales                                           $   59,733       $57,013      $   77,920     $  40,837       $113,249
Cost of sales                                           37,808        36,403          49,405        26,991         73,945
                                                    ----------       -------      ----------     ---------       --------
  Gross profit                                          21,925        20,610          28,515        13,846         39,304
Selling, general and administrative expenses            17,869        15,848          23,566        12,212         32,922
Depreciation                                               356         1,745             456         1,030          3,497
Reorganization items                                         -         1,218               -       (28,383)         2,622
Interest expense                                           412           627             566           374          1,451
                                                    ----------       -------      ----------     ---------       --------
  Income (loss) before income tax expense
    (benefit)                                            3,288         1,172           3,927        28,613         (1,188)
Income tax expense (benefit)                             1,311             -           1,560          (360)             -
                                                    ----------       -------      ----------     ---------       --------
  Net income (loss)                                 $    1,977       $ 1,172      $    2,367     $  28,973       $ (1,188)
                                                    ==========       =======      ==========     =========       ========

  Net income per share - basic                      $     1.38                    $     1.65
                                                    ----------                    ----------

Weighted average shares outstanding - basic          1,432,486                     1,430,619
                                                    ----------                    ----------

  Net income per share - diluted                    $     1.35                    $     1.62
                                                    ----------                    ----------

Weighted average shares outstanding - diluted        1,463,555                     1,461,688
                                                    ----------                    ----------